Issuer Free Writing Prospectus
Filed by ProLogis
Pursuant to Rule 433 Under the Securities Act of 1933 Registration Statement on Form S-3;
File No. 333-132616 Dated May 1, 2008
PROLOGIS
PRICING TERM SHEET
6.625% Notes due 2018

Issuer:	ProLogis

Security:	6.625% Notes due 2018

Size:	$600,000,000

Maturity Date:	May 15, 2018

Coupon:	6.625% per annum, payable semi-annually

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2008

Price to Public:	99.766%

Underwriting Discount:	0.650%

Concurrent Offering:	Concurrently with this offering, ProLogis is offering $500,000,000 aggregate principal amount of convertible notes due 2038 (the “convertible notes”) in a registered public offering ($550,000,000 aggregate principal amount if the underwriters exercise their overallotment option to purchase additional convertible notes in full). The convertible notes will be offered pursuant to a separate prospectus supplement. There is no assurance that the concurrent offering of convertible notes will be completed or, if completed, that it will be completed for the amounts contemplated. The completion of this offering is not conditioned on the completion of the concurrent offering of the convertible notes.

Net Proceeds, Before Expenses, to ProLogis:	$594,696,000

Use of Proceeds:	The net proceeds from the sale of the notes are estimated to be approximately $594.7 million, after deducting the underwriters’ discount and estimated offering expenses. ProLogis will use the net proceeds from the sale of the notes and the concurrent offering of the convertible notes to repay a portion of the borrowings under its global line of credit and for general corporate purposes.

Spread to Benchmark Treasury:	+ 290 basis points

Benchmark Treasury:	3.500% due February 2018

Benchmark Treasury Spot:	97-29

Benchmark Treasury Yield:	3.757%

Reoffer Yield:	6.657%

Make-Whole Call:	Treasury Rate + 50 basis points

Expected Settlement Date:	May 7, 2008 (T+4)*

CUSIP / ISIN:	743410 AT9 / US743410AT97

Ratings:	Baa1 (stable) / BBB+ (stable) / BBB+ (stable)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Greenwich Capital Markets, Inc.

Senior Co-Managers:	Barclays Bank PLC Deutsche Bank Securities Inc. Lehman Brothers Inc.

Co-Managers:	Piper Jaffray & Co. Scotia Capital (USA) Inc. UBS Securities LLC Wachovia Capital Markets, LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
* It is expected that delivery of the notes will be made against payment on or about May 7, 2008, which will be the fourth business day following the date of the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+4, to specify alternative settlement arrangements to prevent a failed settlement.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-877-858-5407, by contacting Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004 or by calling toll-free at 1-866-471-2526, or by contacting RBS Greenwich Capital by telephone (toll free) at 1-866-884-2071 or by email at offeringmaterials@rbsgc.com.